Exhibit (a)(7)




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January 6, 2000

TO:               UNIT HOLDERS OF WINTHROP CALIFORNIA INVESTORS
                  LIMITED PARTNERSHIP (the "Partnership")

SUBJECT:          OFFER TO PURCHASE UNITS FOR $2,300 CASH

Dear Unit Holder:

         As described in the enclosed Offer to Purchase, including the Supplement dated January 6, 2000, Sutter/Jamboree Acquisition Fund, LLC (the "Purchaser") is offering to purchase up to 100% of the outstanding Units of limited partnership interest in your Partnership at a purchase price equal to:

                                 $2,300 per Unit

         The offer will provide you with an opportunity to liquidate your investment in your Partnership without the usual transaction costs or transfer fees. Please keep in mind the following issues:

- Our offer is the highest available offer, and represents a $300 premium over any other outstanding offer.

- Our offer is designed so that your units will not be pro-rated. Unlike the general partner's competing offer, our offer is for 100% of outstanding Units which means you will not be left with a fractional unit.

- Our offer assures immediate payment in full. Our offer provides for payment in full within 3 business days of the expiration of the offer, and such payment will be for 100% of your units accepted through this offer.

- This offer is currently set to expire January 21, 2000 unless extended.

     If you choose to tender your Units, please complete the Letter of Transmittal (the blue form) and return it in the enclosed postage-paid return envelope. You may also tender your Units by facsimile. Any Units tendered may be withdrawn by mail or facsimile until midnight on the date of expiration. If you have already tendered your Units but wish to receive our higher price, you may complete the Notice of Withdrawal. The Purchaser intends to purchase 100% of Units accepted through this tender unless the general partner imposes a restriction on transfers. A complete description of the offer, including risks, terms and conditions are set forth in the enclosed Offer to Purchase and Supplement. Correspondence should be directed to the Depositary for the offer at:

                          North Coast Securities Corp.
                          595 Market Street, Suite 2100
                             San Francisco, CA 94105
            Facsimile Transmission: (415) 977-1510 Attn: Beth Hewitt

     If you have any questions or would like to receive a copy of the offer, please call the Purchaser at (800) 854-7835.